SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                          SCHEDULE 13D
                         Amendment No.4
                        (Final Amendment)
             Under the Securities Exchange Act of 1934

                     Perry Drug Stores, Inc.
                       (Name of Issuer)

                 Common Stock, $.05 par value
                (Title of Class of Securities)

                           714611 10 0
                         (CUSIP Number)

                      Franklin C. Brown, Esq.
            Executive Vice President and Chief Legal Counsel
                       Rite Aid Corporation
                         30 Hunter Lane
                       Camp Hill, PA  17011
                     Telephone:  (717) 761-2633


                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              With a copy to:

                          Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                           New York, NY  10022
                       Telephone:  (212) 735-3000

                            March 24, 1995

         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]

     Check the following box if a fee is being paid with the statement: [ ]


                      SCHEDULE 13D

 CUSIP No. 714 611 10 0

 1   name of reporting person
     s.s. or i.r.s. identification no. of above person

            RITE AID CORPORATION*    23-1614034

 2   check the appropriate box if a member of a group*
                                                         (a) ( )
                                                         (b) ( )

 3   sec use only

 4   source of funds
         BK, WC, OO

 5   check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                    (  )

 6   citizenship or place of organization
          DELAWARE

                                        7  sole voting power
           NUMBER OF                         12,027,382
            SHARES
         BENEFICIALLY
           OWNED BY                     8  shared voting power
             EACH                                  0
          REPORTING
         PERSON WITH
                                        9  sole dispositive power
                                             12,027,382

                                       10  shared dispositive power
                                                   0

 11  aggregate amount beneficially owned by each reporting person
        12,027,382

 12  check box if the aggregate amount in row (11) excludes certain
     shares                                                     (  )
                    N/A

 13  percent of class represented by amount in row (11)
           100

 14  type of reporting person
            CO

* As a result of the merger of Lake Acquisition
  Corporation into Perry Drug Stores, Inc. on March 24,
  1995, Lake Acquisition ceased to exist.


          Rite Aid Corporation, a Delaware corporation
("Parent"), and Lake Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the
"Purchaser" and together with Parent, the "Reporting
Entities"), hereby amend and supplement their Statement on Schedule 13D ("Schedule 13D"), as amended, filed with the Securities and Exchange Commission (the
Commission") on January 3, 1995 with respect to the common stock, par value $.05 per share (the "Common
Stock"), of Perry Drug Stores, Inc., a Michigan corporation (the "Company").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The information set forth in Item 5(a) of the
Schedule 13D is hereby amended and supplemented by the following information:

          On March 24, 1995, the Purchaser was merged with and into the Company pursuant to Michigan law and Delaware law, with the Company surviving as a wholly-owned subsidiary of Parent. At the time of the merger the Purchaser ceased to exist. As a result of the merger, all Company Shares outstanding, other than those owned by the Purchaser or Parent and those held in the treasury of the Company, were converted into the right to receive $11.00 in cash per Share.

          As a consequence of the merger, Parent
beneficially owns all of the Company's Common Stock.

          The information set forth in Item 5(e) of the
Schedule 13D is hereby amended and supplemented by the following information:

          On March 24, 1995, the Purchaser was merged with and into the Company pursuant to Michigan law and Delaware law, with the Company surviving as a wholly-owned subsidiary of Parent. At the time of the merger the Purchaser ceased to exist and ceased to be a beneficial owner of Company Common Stock.


                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1995

                              LAKE ACQUISITION CORPORATION

                              By: /s/ Martin L. Grass
                                 ___________________________
                                 Name:  Martin L. Grass
                                 Title: Vice President


                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1995

                              RITE AID CORPORATION

                              By: /s/ Martin L. Grass
                                  ___________________________
                                  Name:  Martin L. Grass
                                  Title: President and
                                        Chief Operating Officer